JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Class A ordinary shares (including the Class A ordinary shares represented by ADSs), par value $0.0001 per share, of Cloopen Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of July 31, 2026.

[*Signature page to follow*]

Dated: July 31, 2026

Trustbridge Partners V, L.P.

By: /s/ Verity Priest

Name: Verity Priest

Title: Authorized Signatory

Dated: July 31, 2026

Trustbridge Partners VII, L.P.

By: /s/ Verity Priest
Name: Verity Priest
Title: Authorized Signatory

Dated: July 31, 2026

TB Alternative Assets Ltd.

By: /s/ Shujun Li
Name: Shujun Li
Title: Director

**SIGNATURES**

Dated: July 31, 2026

**TB Partners GP5 Limited**

By: /s/ Verity Priest
Name: Verity Priest
Title: Director

Dated: July 31, 2026


TB Partners GP7 Limited


By: /s/ Verity Priest

Name: Verity Priest

Title: Director

SIGNATURES

Dated: July 31, 2026

Changxun Sun

By: /s/ Changxun Sun

Cloopen Co., Ltd.

By: /s/ Changxun Sun

Name: Changxun Sun
Title: Director

Signature Page to Joint Filing Agreement

**SIGNATURES**

Dated: July 31, 2026

**Flawless Success Limited**

By: /s/ DU Menghan
Name: DU Menghan
Title: Director of Kastle Limited which is the director of Flawless Success Limited

**SIGNATURES**

Dated: July 31, 2026

                               Tencent Holdings Limited

                               By: /s/ Huateng Ma
                               Name: Huateng Ma
                               Title: Director

**SIGNATURES**

Dated: July 31, 2026

**Image Frame Investment (HK) Limited**

By: /s/ Tse Cheuk Yin Tiffany
Name: Tse Cheuk Yin Tiffany
Title: Director

SIGNATURES

Dated: July 31, 2026

Yang Diao

By: /s/ Yang Diao

Dated: July 31, 2026

Parantoux Vintage PE Ltd.

By: /s/ Yang Diao
Name: Yang Diao
Title: Director

**SIGNATURES**

Dated: July 31, 2026

**Novo Investment HK Limited**

By: /s/ Feixun
Name: Fei Xun
Title: Director

SIGNATURES

Dated: July 31, 2026

Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership) (深圳诺河投资合伙企业（有限合伙）)

By: <u>/s/ Shuguang Shi</u>

Name: Shuguang Shi

Title: Authorized Signatory

Dated: July 31, 2026

China Reform Venture Capital Investment Management (Shenzhen) Ltd. (国新风险投资管理（深圳）有限公司)

By: /s/ Jie Huang

Name: Jie Huang

Title: Authorized Signatory

**SIGNATURES**

Dated: July 31, 2026

**Mirae Asset New Economy Fund L.P.**

By: /s/ Byung Ha KIM
Name: Byung Ha KIM
Title: Authorized Signatory

**SIGNATURES**

Dated: July 31, 2026

Mirae Asset Growth 1 Investment Company Limited

By: /s/ Byung Ha KIM
Name: Byung Ha KIM
Title: Director

Dated: July 31, 2026

Mirae Asset General Partners

By: /s/ Byung Ha KIM
Name: Byung Ha KIM
Title: Director

**SIGNATURES**

Dated: July 31, 2026

Mirae Asset Growth Investment Company Limited

By: /s/ Byung Ha KIM
Name: Byung Ha KIM
Title: Director

Dated: July 31, 2026

Mirae Asset Global Investments (Hong Kong) Limited

By: /s/ Byung Ha KIM
Name: Byung Ha KIM
Title: Director